Exhibit 10.12
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          Employment Letter with Walter Carozza dated November 9, 2004


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                                                                  [Logo omitted]
                                                                       Netfabric
                                                                 67 Federal Road
                                                           Building A, Suite 300
                                                                      Brookfield
                                                                        CT 06804

                                                                    Nov. 9, 2004


Dear Walter,

I am pleased to offer to you the position of Chief Financial Officer of Netfabric. Your compensation for your work with the company will be an annual fee of $60,000, payable $5,000 monthly in arrears, plus stock options, as follows.

The monthly payment of fees will begin on August 1, 2004, with $5,000 due on that date, but that payment and the payment for each month thereafter will be accrued until the closing of a merger with a public entity, or a financing event which provides the company with at least $1.5 million, at which time all accrued amounts will be paid to you, with the fees to be paid currently thereafter. You will not be offered any other salary or benefits from Netfabric:

You will also be granted the option to purchase 300,000 shares of pre-merger Netfabric common stock at a price of $0.50 per share. The options will be granted as of January 1, 2004, and be exercisable 75,000 shares on January 1, 2004 and 75,000 shares on October 1, 2004. The remaining 150,000 shares will be exercisable in four equal annual amounts beginning with 37,500 shares on October 1, 2005 and on October 1 of each of the next three years thereafter.

In the event of a change in control of Netfabric, or the sale or transfer of all or substantially all of its equity or assets, the option exercise dates will all accelerate, and all granted but non-exercised options will become immediately exercisable. In addition, the exercise price will be adjusted for any stock splits, for the public company merger, or for any other event that affects the stock of Netfabric, other than a merger with or acquisition of another company for business purposes and not intended to effect a reverse-merger.

This agreement will continue from the initial date of January 1, 2004 until March 1, 2005, at which time it will continue month-to-month and may be cancelled at any time by either of us on 30 days written notice to the other. At the time of any such cancellation, if any, we agree that you may exercise those options that would have become exercisable if the options had been exercisable on a month-by-month basis. For example, if we were to terminate this agreement effective March 1, 2005, you would be able to exercise 5/12ths of the 37,500 shares that would have become exercisable on October 1, 2006.


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As a condition of your work for Netfabric, we may require you to execute additional agreements with respect to your employment with the company, including agreements with respect to the confidential information, trade secrets and intellectual property of the company, which you agree are solely company property, and which you agree you will keep strictly confidential at all times.

I would appreciate your response to this offer at your earliest convenience.


Yours truly,



Jeff Robinson
President

Understood and agreed to:


--------------------------
Walter Carozza